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                                                              Exhibit (11)
                           FRP PROPERTIES, INC.
                 COMPUTATION OF EARNINGS PER COMMON SHARE



                                            THREE MONTHS ENDED DECEMBER 31

                                            1997                      1996

Net income                               $ 1,155,000                835,000

Common shares:

Weighted average shares
 outstanding during the
 period - shares used for
 basic earnings per share                  3,438,898              3,522,262

Shares issuable under stock
 options which are poten-
 tially dilutive                              51,845                 41,401

Shares used for diluted earnings
 per share                                 3,490,743              3,563,663


Basic earnings per
 common share                                   $.34                    .24

Diluted earnings
 per common share                               $.33                    .23
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